Amendment to Convertible Debenture and Series B Warrant

Dated as of February 9, 2007

The 10% Secured Convertible Debentures Due February 25, 2007 and May 13, 2007 (“Debentures”) issued to Cornell Capital Partners, LP (“Lender”) by Global IT Holdings, Inc. (the “Company”) and the Series B Warrant dated August 25, 2006 by and between the Lender and the Company (“Series B warrant”) are hereby amended to provide as follows:

1.  Section 3(c)(i) of the Debentures shall be amended to read as follows:

“At any time while the Common Stock is quoted for trading on the Pink Sheets, the conversion price in effect on any Conversion Date shall be equal to $.0017(the “Initial Conversion Price”). At any time, however, the Common Stock is listed or quoted for trading on the OTC or any Subsequent Market, the conversion price in effect on any Conversion Date shall automatically be deemed, and at the sole option of the Holder, equal to either (a) $.035 (the “Fixed Conversion Price”) or (b) 75% of the lowest Closing Bid Price of the Common Stock during the five (5) Trading Days immediately preceding the Conversion Date as quoted by Bloomberg, LP (the “Market Conversion Price”). The Initial Conversion Price, Fixed Conversion Price and the Market Conversion Price are collectively referred to as the “Conversion Price.” The Conversion Price may be adjusted pursuant to the other terms of this Debenture. Notwithstanding the restriction set forth in Section 2(b)(ii) the Holder shall have the absolute right to convert any or all of this Debenture at the Fixed Conversion Price free of such restriction”

2.  Section 1(b)(xv) of the Series B Warrant shall be amended to read as follows:

“Warrant Exercise Price” shall be equal to either of the following:

(a)	At any time while the Common Stock is quoted for trading on the Pink Sheets Electronic Quotation Service, the Warrant Exercise Price shall be equal to $.0017.

(b)
At any time while the Common Stock is listed or quoted for trading on the Over the Counter Bulletin Board or any Principal Market except the Pink Sheets, the Warrant Exercise Price shall be equal to either the lesser of (a) eighty percent (80%) of the lowest Closing Bid Price for the Company’s common stock for the five (5) trading days prior to the Closing or (b) seventy five percent (75%) of the lowest Closing Bid Price of the Common Stock on the exercise date; or as subsequently adjusted as provided in Section 8 hereof Debentures and 3,000,000 shares of Common Stock to be issued upon exercise of the Warrants.”

3.  In order to eliminate any ambiguity, (i) the change to the capitalized term “Conversion Price” in the Debentures set forth in this Amendment shall change the capitalized term “Conversion Price” as used in all Transaction Documents, and (2) the change to the capitalized term “Warrant Exercise Price” in the Series B Warrant shall not change the capitalized term “Warrant Exercise Price” as used in the Series A Warrant dated August 25, 2006 by and between the Lender and the Company.

4.  This Amendment may be executed in two or more counterparts which together shall constitute a single agreement. Except as amended hereby, the Debentures and Series B Warrant shall remain in full force and effect; provided, in the event of any inconsistency between this Amendment and the Debentures or Series B Warrant, the provisions of this Amendment shall control. Capitalized terms not otherwise defined in this Amendment shall have the meaning set forth in the Debenture, the Series B Warrant or any of the other Transaction Documents.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment or caused this Amendment to be executed by their duly authorized representatives as of the date first written above.

CORNELL CAPITAL PARTNERS, LP

By: /s/ Mark Angelo
Mark Angelo, Portfolio Manager

GLOBAL IT HOLDINGS, INC.

By: /s// Craig Press
Craig Press, Chief Executive Officer